Exhibit 5.1

McCarthy Tétrault LLP

Suite 5300, TD Bank Tower

Box 48, 66 Wellington Street West

Toronto (Ontario) M5K 1E6

Canada

Tel:  416-362-1812

Fax: 416-868-0673

May 30, 2019

Aptose Biosciences Inc.

251 Consumers Road, Suite 1105

Toronto, Ontario M2J 4R3

Dear Sir/Mesdames:

We have acted as Canadian counsel to Aptose Biosciences Inc. (the “Company”), in connection with the issuance and sale by the Company of 10,000,000 common shares of the Company (the “Offered Shares”) at a price of US$1.85 per Offered Share. The Offered Shares are being offered in the United States by a syndicate of underwriters (the “Underwriters”) represented by RBC Capital Markets, LLC and Canaccord Genuity LLC (the “Representatives”) pursuant to the terms and subject to the conditions of an underwriting agreement (the “Underwriting Agreement”) dated May 30, 2019 among the Company and the Representatives (on behalf of the Underwriters). We have also acted in connection with the grant by the Company to the Underwriters of an over-allotment option pursuant to the Underwriting Agreement exercisable for a period of 30 days after the date of the Underwriting Agreement to purchase up to an additional 1,500,000 common shares of the Company (the “Over-Allotment Shares”) at a price of US$1.85 per Over-Allotment Share on the terms and conditions set out in the Underwriting Agreement, all as described in the Company’s Registration Statement on Form S-3 (File No. 333-230218) (as amended and supplemented through and including the date hereof, the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the United States Securities Act of 1933, as amended (the “Securities Act”).

Scope of Review, Assumptions and Qualifications

As counsel, we have made such investigations and examined the originals, or duplicate, certified, conformed, facsimiled or photostatic copies of such corporate records, agreements, documents and other instruments and have made such other investigations as we have considered necessary or relevant for the purposes of this opinion, including:

(a)	the Registration Statement, including the base prospectus contained therein;

(b)	the prospectus supplement prepared by the Company relating to the issuance of the Offered Shares and the Over-Allotment Shares;

(c)	the Underwriting Agreement;

(d)	the articles and by-laws of Aptose;

(e)	a certificate of compliance dated May 29, 2019 issued in respect of Aptose pursuant to the Canada Business Corporations Act (the “Certificate of Compliance”); and

(f)	a certificate of Gregory K. Chow, the Senior Vice President, Chief Financial Officer and Secretary of the Company, as to certain factual matters dated the date hereof.

We have also examined originals or copies, certified or otherwise identified to our satisfaction, of such records of the Company and such agreements, certificates of public officials, certificates of officers, or other representatives of the Company, and such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth herein.

In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, photostatic, electronic, or facsimile copies and the authenticity of the originals of such documents. In making our examination of executed documents or documents which may be executed, we have assumed that the parties thereto, other than the Company, had or will have the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and execution and delivery by such parties, of such documents and that such documents constitute or will constitute valid and binding obligations of the parties thereto. We have also assumed that the Certificate of Compliance will continue to be accurate as at the date of issuance of any Offered Shares or Over-Allotment Shares.

In connection with our opinions expressed below, we have assumed that, at or prior to the time of the delivery of any such , the authorization to issue the Offered Shares or Over-Allotment Shares pursuant to the Underwriting Agreement will not have been modified or rescinded by the Board of Directors of Aptose and there will not have occurred any change in law affecting the validity or enforceability of such issuance of Offered Shares or Over-Allotment Shares. We have also assumed that neither the issuance and delivery of the Offered Shares or Over-Allotment Shares, nor the compliance by Aptose with the terms of the Underwriting Agreement, will violate any applicable federal, provincial or state law or will result in a violation of any provision of any instrument or agreement then binding upon Aptose or any restriction imposed by any court or governmental body having jurisdiction over Aptose.

The opinions expressed herein are limited to the federal laws of Canada applicable therein (the “Applicable Law”).

Opinion

Based upon and subject to the foregoing, we are of the opinion that the Offered Shares and Over-Allotment Shares, when issued, sold and delivered in the manner and for the consideration stated in the Underwriting Agreement, and upon payment of the consideration provided therein to the Company, will be validly issued as fully paid and non-assessable common shares of the Company.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under the Securities Act or the rules and regulations promulgated thereunder. This opinion is expressed as of the date hereof unless otherwise expressly stated, and we disclaim any undertaking to advise you of any subsequent changes of the facts stated or assumed herein or any subsequent changes in Applicable Law.

Yours truly,

(s) McCarthy Tétrault LLP